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                                                                      Exhibit 99
                                                                      ----------

                                  RISK FACTORS

     WE CANNOT ASSURE MARKET ACCEPTANCE OR COMMERCIAL VIABILITY OF OUR PRODUCTS

  We intend to continue to expand development of our technologies for use in commercial business applications. However, we cannot assure that our planned commercial products will realize market acceptance, that they will meet the technical demands of potential customers or that they will offer cost-effective advantages over our competitors' products. Our commercial marketing efforts to date involve development contracts with several customers, identification of specific market segments for active motion control and power and energy management systems and the continuation of marketing efforts of recently acquired businesses. We cannot know if our commercial marketing efforts will be successful in the future. Furthermore, we cannot assure that our technologies, in their current form, will be suitable for specific commercial applications or that further design modifications, beyond anticipated changes to accommodate different markets, will not be necessary.

     WE MAY NOT BE ABLE TO DEVELOP OR SELL OUR PRODUCTS UNDER DEVELOPMENT

  We have a number of potential products under development. We face many technological challenges that we must successfully address to complete any of our development efforts. Our product development involves a high degree of risk and may require significant capital resources to develop. Returns to our investors are dependent upon successful development and commercialization of these products. For example, the successful development of a terrestrial flywheel energy storage system for an uninterruptible power supply by Beacon Power Corporation, an affiliate of SatCon, involves significant technological challenges. It has and will continue to require significant investment in research and development before SatCon and Beacon can determine whether the development of Beacon's technology was successful and whether the resulting products will be commercially viable and accepted by the marketplace. Many proposed products based on our technologies will require significant additional expenditures for research and development. We cannot assure that any of the products we are developing, or those that we develop in the future, will be technologically feasible or accepted by the marketplace. Also, we cannot assure that any of our product development will be completed in any particular time-frame.

     WE HAVE SEVERAL GOVERNMENT CONTRACTS, AND THE LOSS OF THESE CONTRACTS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Although we have been developing applications of our technology for both commercial and government markets, a large percentage of our revenue is from Department of Defense and NASA contracts, subcontracts and grants. The majority of these contracts were awarded through the Small Business Innovation Research Program. Although we believe that the majority of our revenues in the future will result from commercial applications of our technologies, a significant portion of our business in the next few years will likely continue to involve research and development for the U.S. Government and its agencies.
Consequently, a portion of future revenues may be subject to funding approval from Congress, which involves political, budgetary and other considerations over which we have no control. To date, we have not been adversely affected by reductions in defense spending. We believe that government funding for areas of our research and development activities will continue without reduction. However, we cannot assure that this funding will not be reduced in the future. Any reduction could materially adversely affect our business. In addition, many of our U.S. Government contracts may be canceled at any time by the U.S. Government with limited or no penalty.
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       We anticipate seeking significant contracts with commercial customers.
We cannot assure that we will succeed in receiving additional commercial contracts or that such contracts, if awarded, will not be canceled. As with the government contracts, the cancellation of any of these contracts could have a material adverse effect on us.

     WE LACK SIGNIFICANT REVENUES AND HAVE RECENT AND ANTICIPATED NEGATIVE CASH FLOW AND OPERATING LOSSES

  We have achieved limited profitability in each of our fiscal years ended September 30, 1994, 1993, 1992 and 1991, and we recorded a loss for the fiscal years ended September 30, 1999, 1998, 1997, 1996 and 1995. In order to achieve profitability, we must successfully achieve all or some combination of the following:

     . develop new products for our existing markets, . sell these products to existing and new customers, . increase gross margins through higher volumes and manufacturing efficiencies,
     . control our operating expenses, and
     . develop and manage our distribution capability.

If our revenue does not increase significantly or the increase in our expenses is greater than expected, we may not achieve or sustain profitability or generate positive cash flow in the future. We cannot assure that we will accomplish these objectives or be profitable in the future.

     OUR ACQUISITION STRATEGY INVOLVES SEVERAL RISKS

  A component of our business strategy is to seek the acquisition of businesses, products, assets and technologies that complement or augment our existing businesses, products, assets and technologies. For example, in January 1997, we acquired K&D Corp., a manufacturer of custom electric motors targeting the factory automation, medical, semi-conductor and packaging markets. In April 1997, we acquired substantially all of the assets of Film Microelectronics, Inc., a manufacturer and producer of custom integrated circuits for the communications, industrial, military and aerospace markets. In January 1999, we acquired Inductive Components, Inc. (a value-added supplier of systems in the machine tool and semiconductor industry) and Lighthouse Software, Inc. (which designs and develops software for the industrial machine tool industry). In April 1999, we also acquired HyComp, Inc., a manufacturer of high-performance, high-quality, multi-chip modules. In October 1999, we acquired Ling Electronics, Inc. and Ling Electronics, Ltd., manufacturers of power products, including vibratron test systems, power converters and controllers, amplifiers and digital control systems. In November 1999, we acquired certain intellectual property, equipment and other assets from Northrop Grumman Corporation, which we have incorporated into our power electronics products business.

  Acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals, including antitrust approvals. We cannot assure that we will be able to successfully identify acquisition candidates or complete future acquisitions or that we will be able to successfully integrate any of the acquired businesses into our operations.

  In order to finance acquisitions, we may have to raise additional funds through public or private financing. Any equity or debt financing, if available at all, may be on terms which are not favorable to us and, in the case of equity financing, may result in significant dilution to our stockholders. We cannot assure that we will be able to operate acquired businesses profitably or otherwise implement our growth strategy successfully. The successful combination of companies in a rapidly changing high technology industry such as ours may be more difficult to accomplish than in other industries. Our ability to integrate any newly acquired entities will require us to continue to improve our operational, financial and management information systems, and to motivate and effectively manage our employees. If our management is unable to manage growth effectively, the quality of our products, our ability to identify, hire and retain key personnel and our results of operations could be materially and adversely affected.

     IF WE EXPERIENCED A PERIOD OF SIGNIFICANT GROWTH OR EXPANSION, IT WOULD PLACE A STRAIN ON OUR RESOURCES

  Rapid growth of our business, of which there can be no assurance, may strain our management, operational and technical resources. If we are successful in obtaining rapid market penetration of our products, we will be

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required to deliver large volumes of quality products or components to our customers and licensees on a timely basis and at reasonable costs to us. We have limited experience in delivering large volumes of our products and have limited capacity to meet wide-scale production requirements. We cannot assure that our efforts to expand our manufacturing and quality assurance activities will be successful or that we will be able to satisfy large-scale commercial production on a timely and cost-effective basis. Our success will also depend, in part, upon our ability to modify our technology and products to meet end-user requirements. Also, we will be required to continue to improve our operational, management and financial systems and controls to meet anticipated growth. Failure to manage growth would have a material adverse effect on our business.

     BECAUSE OUR EXPENSES ARE LARGELY FIXED, AN UNEXPECTED REVENUE SHORTFALL MAY ADVERSELY AFFECT OUR BUSINESS

  Our expense levels are based primarily on our estimates of future revenues and are largely fixed. A large portion of our expense relates to headcount that cannot be easily reduced without adversely affecting our business. We may be unable to adjust spending rapidly enough to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues in relation to our planned expenditures would reduce, and possibly eliminate, any operating income and could materially adversely affect our business, operating results and financial condition.

     OUR BUSINESS COULD BE ADVERSELY AFFECTED IF WE ARE UNABLE TO PROTECT OUR PATENTS AND PROPRIETARY TECHNOLOGY

  We currently own United States patents which expire between 2008 and 2017. We also have patent applications pending with the U.S. Patent and Trademark Office. As a qualifying small business, we have retained commercial ownership rights to proprietary technology developed under various U.S. Government contracts and grants, including SBIR contracts. Our patent and trade secret rights are of material importance to us and to our future prospects. No assurance can be given as to the issuance of additional patents or, if so issued, as to their scope. Patents granted may not provide meaningful protection from competitors. Even if a competitor's products were to infringe patents owned by us, it would be costly for us to pursue our rights in an enforcement action and would divert funds and resources which otherwise could be used in our operations. Furthermore, there can be no assurance that we would be successful in enforcing intellectual property rights or that we may not infringe patent or intellectual property rights of third parties. However, to date, we have not been required to defend our patents or proprietary information against claims by third parties.

Since we intend to enforce our patents, trademarks and copyrights and protect our trade secrets, we may be involved from time to time in litigation to determine the enforceability, scope and validity of these rights. This litigation could result in substantial costs to us and divert efforts by our management and technical personnel.

In addition to our patent rights, we also rely on treatment of our technology as trade secrets and upon confidentiality agreements, which all of our employees are required to sign, assigning to us all patent rights and technical or other information developed by the employees during their employment with us. Our employees have also agreed not to disclose any trade secrets or confidential information without our prior written consent. Notwithstanding these confidentiality agreements, there can be no assurances that other companies will not acquire information which we consider to be proprietary.

     OUR PRODUCTS, SYSTEMS AND SALES MAY BE SUBJECT TO YEAR 2000 PROBLEMS

  We have assessed our software systems and internal operations. We believe we have resolved all potential Year 2000 issues or problems and, to the best of our knowledge, our systems are Year 2000 compliant. However, if our systems do not operate properly with respect to date calculations involving the Year 2000 and subsequent dates, we could incur unanticipated expenses to remedy any problems, which could seriously harm our business. We may also experience reduced sales of our products as current or potential customers reduce their budgets due to increased expenditures on their own Year 2000 compliance efforts.

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  Additionally, we rely on information technology supplied by third parties and our other business partners, including third-party distributors and consultants, who are also heavily dependent on information technology systems and on their own and third-party vendor systems. Year 2000 problems experienced by us or any of these third parties could materially adversely affect our business. Prior versions of our products may contain technology from third parties that is not Year 2000 compliant.

  Given the pervasive nature of the Year 2000 problem, we cannot guarantee that disruptions in other industries and market segments will not adversely affect our business. Moreover, our costs related to Year 2000 compliance, which thus far have not been material, could ultimately be significant. In the event that we experience unforeseen disruptions as a result of the Year 2000 problem, our business could be seriously affected.

     THERE IS INTENSE COMPETITION IN OUR INDUSTRY

  A variety of companies compete in each of the areas in which we are developing and selling products. To date, we have faced only limited competition in providing research services, prototype development and custom and limited quantity manufacturing. We expect competition to intensify greatly as commercial applications increase for our products under development. Some of our competitors are well established and have substantial managerial, technical, financial, marketing and product development resources competitive with, and, in the some instances, greater than ours. Additional companies, both large and small, are entering the markets in which we compete. There can also be no assurance that current and future competitors will not develop new or enhanced technologies perceived to be superior to those sold or developed by us. There can be no assurance that we will be successful in such a competitive environment.

     COMPETITION FOR PERSONNEL IN OUR INDUSTRY IS INTENSE

  Our success will depend, in large part, upon our ability to attract, motivate and retain highly qualified scientists and engineers, as well as highly skilled and experienced management and technical personnel. Competition for these personnel is intense, and there can be no assurance that we will be successful in attracting, motivating or retaining key personnel. Our success depends to a significant extent upon a number of key employees, including members of senior management. The loss of the services of one or more of these key employees could have a material adverse effect on SatCon.

     OUR BUSINESS IS DEPENDENT ON OUR FOUNDER AND CHIEF EXECUTIVE OFFICER

  We are particularly dependent upon the services of David B. Eisenhaure, our President, Chief Executive Officer, Chairman of the Board and founder. The loss of Mr. Eisenhaure's services would have a material adverse effect on our business and results of operations, including our ability to attract employees and secure and complete additional work.

     OUR BUSINESS COULD BE SUBJECT TO PRODUCT LIABILITY CLAIMS

  Our business exposes us to potential product liability claims which are inherent in the manufacturing, marketing and sale of electro-mechanical products, and as such, we may face substantial liability for damages resulting from the faulty design or manufacture of products or improper use of products by end-users. We currently maintain a low level of product liability insurance, and there can be no assurance that this insurance will provide sufficient coverage in the event of a claim. Also, we cannot predict whether we will be able to maintain such coverage on acceptable terms, if at all, or that a product liability claim would not materially adversely affect our business or financial condition.

     OUR BUSINESS IS UNDER THE SIGNIFICANT CONTROL OF OUR DIRECTORS AND OFFICERS

  As of December 31, 1999, our officers and directors, and their affiliates, beneficially own approximately 44.7% of our outstanding common stock, and approximately 25.6% of the outstanding common stock is held by Mr. Eisenhaure, our President, Chief Executive Officer and Chairman of the Board of Directors. As a practical matter, Mr. Eisenhaure may have the ability to elect our directors and to determine the outcome of corporate actions

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requiring stockholder approval, irrespective of how our other stockholders may vote. This concentration of ownership may have the effect of delaying or preventing a change in control of SatCon.

     OUR SHARE PRICE COULD BE SUBJECT TO EXTREME PRICE FLUCTUATIONS, AND YOU COULD HAVE DIFFICULTY TRADING YOUR SHARES

  The markets for equity securities in general, and for those of high technology companies in particular, have been volatile and the market price of our common stock, which is traded on the Nasdaq National Market under the symbol SATC, may be subject to significant fluctuations. This could be in response to operating results, announcements of technological innovations or new products by us or our competitors, patent or proprietary rights developments and market conditions for high technology stocks in general. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These market fluctuations, as well as general economic conditions, may adversely affect the market price of the common stock. The trading prices of the stocks of many high technology companies are at or near their historical highs and reflect price/earnings ratios substantially above historical norms. There can be no assurance that the trading price of our common stock will remain at or near its current level.

     WE COULD EXPERIENCE FLUCTUATIONS IN OUR QUARTERLY PERFORMANCE

  Our quarterly operating results may vary significantly depending on a number of factors, including:
  . the number of contracts, subcontracts and orders we are able to obtain, . the amount of revenues generated from such contracts, subcontracts and orders,
  . the level of research and development expenses incurred by us and our subsidiaries which go unreimbursed,
  . the size, timing and shipment of orders from our subsidiaries, and . general economic conditions.

Because our operating expenses are based on anticipated revenue levels, our sales cycle for development work is relatively long and a high percentage of our expenses are fixed for the short term, a small variation in the timing of recognition of revenue can cause significant variations in operating results from quarter to quarter.

     GENERAL ECONOMIC CONDITIONS MAY AFFECT INVESTORS' EXPECTATIONS REGARDING OUR FINANCIAL PERFORMANCE AND ADVERSELY AFFECT OUR STOCK PRICE

  Certain industries in which we sell products, such as the semiconductor industry, are highly cyclical. In the future, our results may be subject to substantial period-to-period fluctuations as a consequence of the industry patterns of our customers, general or regional economic conditions and other factors. These factors may also have a material adverse effect on our business, operating results and financial condition.

     RAPID TECHNOLOGICAL CHANGE COULD RENDER OUR PRODUCTS OBSOLETE

  Our markets are characterized by rapid technological change, frequent new product introductions and enhancements, uncertain product life cycles, changes in customer requirements and evolving industry standards. The introduction of new products embodying new technologies and the emergence of shifting customer demands or changing industry standards could render our existing products obsolete and unmarketable which would have a material adverse effect on our business, operating results and financial condition. Our future success will depend upon our ability to continue to develop and introduce a variety of new products and product enhancements to address the increasingly sophisticated needs of our customers. This will require us to continue to make substantial product development investments. We may experience delays in releasing new products and product enhancements in the future. Material delays in introducing new products or product enhancements may cause customers to forego purchases of our products and purchase those of our competitors.

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     WE MAY ISSUE PREFERRED STOCK WHICH COULD AFFECT THE RIGHTS AND VALUE OF OUR
COMMON STOCK

  We are authorized to issue up to 1,000,000 shares of preferred stock, 8,000 shares of which are represented by Series A Convertible Redeemable Preferred Stock which are issued and outstanding. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors, without further action by stockholders and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions. Other than the series A preferred stock, no preferred stock is currently outstanding, and we have no present plans to issue any additional preferred stock. However, the issuance of any additional preferred stock could affect the rights of the holders of common stock, thereby reducing the value of our common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to obtain financing for future operations or to merge with or sell our assets to a third party, thereby preserving control of SatCon by our present equity holders and preventing you from realizing a premium on your shares. Thus, the issuance of preferred stock could adversely affect your voting power. See "Description of Capital Stock -- Preferred Stock."

     WE ARE REQUIRED TO REDEEM OUR PREFERRED STOCK IN CERTAIN CIRCUMSTANCES

  If it has not been converted to common stock prior to that time, we are required to redeem the series A preferred stock in August 2006 at a price equal to its liquidation preference. If the average market price of the common stock (after adjustments for stock splits, reclassifications and similar transactions) is $5.00 or less, for the sixty trading days prior to August 25, 2003, we are required to redeem the series A preferred stock in August 2003 at a price equal to its liquidation value. The redemption price may be paid, at our option, in cash and/or shares of common stock. The series A preferred stock is initially convertible into common stock at a conversion price of $7.80 per share. The conversion price and the number of shares of our common stock issuable upon conversion are subject to adjustment in certain circumstances, including issuances, subject to certain exceptions, of common stock below the initial conversion price.

     WE COULD ISSUE ADDITIONAL COMMON STOCK, WHICH MIGHT DILUTE THE VALUE OF OUR COMMON STOCK

  We have authorized 20,000,000 shares of common stock, of which 11,396,570 shares are issued and outstanding as of December 31, 1999. Our board of directors has the authority, without action or vote of the stockholders, to issue all or part of the authorized but unissued shares. This issuance would dilute your percentage ownership interest and might dilute the book value of our common stock. See "Description of Capital Stock -- Common Stock."

     COMMON STOCK INVESTORS MAY BE DILUTED BY THE EXERCISE OF OPTIONS AND WARRANTS, CONVERSION OF PREFERRED STOCK OR EXERCISE OF PUT RIGHTS WITH RESPECT TO BEACON POWER CORPORATION

  We have reserved 3,050,000 shares of common stock for issuance under our stock incentive plans. As of December 31, 1999, options to purchase an aggregate of 1,688,394 shares of common stock are outstanding under our stock incentive plans. Warrants and non-qualified stock options granted outside of our stock incentive plans to purchase 1,031,000 shares of common stock are outstanding.

  We have also reserved 1,230,770 shares of common stock for issuance upon conversion of the outstanding series A preferred stock. On October 23, 1998, we granted the purchasers of Beacon Power Corporation's Class D Preferred Stock the right to cause us, under the circumstances described below, to purchase all of Beacon's shares issued to those purchasers and, upon exercise of this "put right," we must pay $4,750,000 in our common stock, valued at the average fair market value for the fifteen trading days before and after notice of exercise of the put right. The put right is exercisable within sixty days of the second, third, fourth and fifth anniversary of the closing date of that transaction, upon certain events of bankruptcy of Beacon and upon the occurrence of certain going private transactions involving us.

  The exercise of options and warrants, the conversion of preferred stock or the exercise of the put right, and subsequent sale of the underlying common stock in the public market, could adversely affect the market price of our


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common stock and prove to be a hindrance to our future financing.  Our series A preferred stock and our outstanding warrants include anti-dilution provisions, including, in some cases, adjustments to the applicable conversion price or exercise price in the event we issue common stock at a price less than the conversion price or exercise price then in effect. This would increase the dilutive impact of future equity offerings at prices less than the conversion price or exercise price of the outstanding preferred stock and certain of the warrants.

     SALES OF COMMON STOCK PURSUANT TO RULE 144 MAY HAVE A DEPRESSIVE EFFECT ON THE MARKET PRICE OF THE COMMON STOCK

  Of the 11,396,570 shares issued and outstanding as of December 31, 1999, 5,560,945 shares of common stock currently outstanding are freely tradable securities. Other securities, such as the common stock issuable upon conversion of the series A preferred stock or upon exercise of our warrants, are not considered outstanding, but upon conversion or exercise will be entitled to be sold pursuant to an effective registration statement and thereafter will be freely tradeable. Holders of 3,676,202 shares of common stock or common stock issuable upon such conversion or exercise are entitled to such registration rights. Many of the other currently outstanding shares of common stock are "restricted securities" as that term is defined under Rule 144 of the Securities Act. Ordinarily, under Rule 144, a person holding restricted securities for a period of one year may, every three months, sell in ordinary brokerage transactions or in transactions directly with a market maker an amount equal to the greater of one percent of a company's then outstanding common stock or the average weekly trading volume during the four calendar weeks prior to that sale. Sales of common stock pursuant to Rule 144 may have a depressive effect on the market price of our common stock. Rule 144 also permits sales by a person who is not an affiliate of SatCon (such as Duquesne Enterprises) and who has satisfied a two-year holding period without volume limitations.

     WE MAY NEED ADDITIONAL FINANCING FOR OUR FUTURE CAPITAL NEEDS.

  If we are unable to increase our revenues and achieve positive cash flow, we will need to raise additional funds. We may also need additional financing if we:

 . need additional cash to fund research and development costs of products currently under development,
 . decide to expand faster than currently planned, . develop new or enhanced services or products ahead of schedule, . need to respond to competitive pressures, or . decide to acquire complementary products, businesses or technologies.

  If we raise additional funds through the sale of equity or convertible debt securities, your percentage ownership will be reduced. In addition, these transactions may dilute the value of the common stock outstanding. We may have to issue securities, such as the series A preferred stock, that may have rights, preferences and privileges senior to our common stock. We cannot assure you that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs which would have a material adverse effect on our business, results of operations and financial condition. We currently anticipate that the net proceeds from the series A preferred stock offering and the investment by Mechanical Technology Incorporated, together with available funds, will be sufficient to meet our anticipated needs for the reasonably foreseeable future.

     PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW COULD DETER TAKEOVER ATTEMPTS

  Certain provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a change in control of SatCon that you as a stockholder may consider favorable. These provisions include:

 . authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt,
 .  a classified board of directors with staggered, three-year terms, which may lengthen the time required to gain control of our board of directors, . prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates, and
 .  limitations on who may call special meetings of stockholders.

  In addition, Section 203 of the Delaware General Corporation Law and provisions in some of our stock incentive plans may discourage, delay or prevent a change in control of our company. In addition, as noted above, our officers and directors, and their affiliates, beneficially own a significant percentage of our outstanding common stock.

     WE HAVE NOT PAID DIVIDENDS SINCE OUR INCEPTION

  We have not paid dividends to our stockholders since our inception and do not anticipate paying cash dividends in the foreseeable future. We intend to reinvest earnings, if any, in the development and expansion of our business. Declaration of dividends on our common stock or preferred stock will depend upon, among other things, future earnings, our operating and financial condition, our capital requirements and general business conditions. See "Description of Capital Stock -- Dividend Policy."


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